PE 12/20/2013



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





14005207

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-16-14

Kimberley S. Drexler
Cravath, Swaine & Moore LLP
kdrexler@cravath.com

Re: Mylan Inc.
Incoming letter dated December 20, 2013

Dear Ms. Drexler:

This is in response to your letter dated December 20, 2013 concerning the shareholder proposal submitted to Mylan by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Millicent Budhai
The City of New York
Office of the Comptroller
mbudha@comptroller.nyc.gov

January 16, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mylan Inc.
Incoming letter dated December 20, 2013

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the corporation or its CEO is the directorship.

We are unable to concur in your view that Mylan may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal and the portions of the supporting statement you reference are materially false or misleading. We are also unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Mylan may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Kimberley Drexler <KDrexler@cravath.com>
Sent: Friday, December 20, 2013 3:39 PM
To: shareholderproposals
Subject: attached shareholder proposal no action request
Attachments: Mylan Rule 14a-8 No Action Letter Request.pdf

Please see attached no action request pursuant to Rule 14a-8.

Kind regards, Kimberley

****

Kimberley S. Drexler
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
212.474.1434
212.474.3700 (fax)
917.536.8752 (cell)
kdrexler@cravath.com

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
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WRITER'S DIRECT DIAL NUMBER
(212) 474-1434

Mylan Inc.
Shareholder Proposal of the Comptroller of the City of New York on Behalf of Certain New York City Public Retirement Systems
Securities Exchange Act of 1934—Rule 14a-8

December 20, 2013

Ladies and Gentlemen:

On behalf of our client, Mylan Inc. ("Mylan" or the "Company"), we write to inform you of Mylan's intention to exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") received from the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System (collectively, the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that Mylan may, for the reasons set forth below, properly exclude the Proposal from the 2014 Proxy Materials. Mylan has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Mylan pursuant to Rule 14a-8(k) and SLB 14D.

1. <u>**The Proposal**</u>

The Proponent requests that the following matter be submitted to a vote of the shareholders at Mylan's next Annual Meeting of Shareholders:

> RESOLVED: Shareholders of Mylan, Inc. request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the corporation or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

A copy of the Proposal, the Proponent's cover letter, dated December 4, 2013, submitting the Proposal and other correspondence relating to the Proposal are attached hereto as <u>Exhibit A</u>.

2. <u>**Grounds for Omission**</u>

Mylan believes that the Proposal may be properly omitted from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal (A) contains false and misleading statements and (B) is impermissibly vague and indefinite so as to be inherently misleading.

A. *Rule 14a-8(i)(3)—False and misleading statements.*

Mylan believes that it may properly omit the Proposal from the proxy materials under Rules 14a-8(i)(3) and 14a-9 because the Proposal is misleading. Rule 14a-9 prohibits a company from making a proxy solicitation that contains "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact." In addition, Rule 14a-8(i)(3) provides, in part, that a proposal may be excluded from proxy materials if the proposal is materially false or contains misleading statements. The Staff has taken the position that a shareholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B").

The Staff has repeatedly allowed the exclusion of shareholder proposals under Rules 14a-8(i)(3) and 14a-9 if the supporting statement contains false or misleading statements. *See, e.g., Entergy Corp.* (Feb. 14, 2007) (allowing for exclusion where the proposal and supporting statement contained false and misleading statements); and *Woodward Governor Co.* (Nov. 26, 2003) (allowing for exclusion where the supporting statement contained false and misleading statements).

The Proposal contains false and misleading statements regarding prior years' (i) say-on-pay votes and (ii) shareholder proposals, and therefore is excludable under Rule 14a-8(i)(3).

i. *The Proposal contains false and misleading statements regarding Mylan's past say-on-pay votes.*

The Proposal contains false and misleading statements regarding Mylan's past say-on-pay votes. Specifically, the supporting statement in the Proposal states that "[Mylan] continues to receive significant vote against say on pay." The Proponent's statement, however, is false and misleading because the Company's say-on-pay vote substantially increased last year as compared to 2012's say-on-pay vote. In particular, support for the advisory vote on the compensation of the Company's named executive officers was nearly 70% in 2013, up from approximately 48% in 2012. Yet the Proponent's statement that the Company "***continues*** to receive significant vote against say on pay" (emphasis added) is both (1) false in that it ignores the fact that support for Mylan's say-on-pay vote ***increased*** by nearly 22% from 2012 to 2013, an approximately 46% increase in support, and (2) misleading in that it suggests that the Company's shareholders continue to view Mylan's compensation policies as they did in 2012 despite publicly available evidence—namely, voting results—to the contrary.

The statement is also misleading in that the Proponent cites the significant vote against say-on-pay as "a strong indication that independent oversight is needed." Not only is the Proponent's statement speculation without any context or support, but the statement again ignores the improvement in Mylan's say-on-pay vote from 2012 to 2013.

As a result, by stating that the Company "continues to receive significant vote against say on pay," shareholders may be induced to vote in favor of the Proposal based on false and misleading statements of material fact included in the Proposal. Accordingly, under Rule 14a-9, Mylan should be allowed to exclude the Proposal from its 2014 Proxy Materials.

ii. *The Proposal contains false and misleading statements regarding previous support received by the Proposal at Mylan.*

The Proposal contains false and misleading statements regarding previous support received by the Proposal at Mylan. In particular, the supporting statement in the Proposal states that "[t]he proposal received a strong 41% support last year, up from 35% in 2012." The Proponent's statistics, however, are misleading because they compare two different shareholder proposals. The 2012 shareholder proposal (the "2012 Proposal", attached as Exhibit B) referenced by the Proponent was substantively different from both the Proposal and the 2013 shareholder proposal (the "2013 Proposal", attached as Exhibit C) cited by the Proponent. The 2012 Proposal called for Mylan's board to adopt a policy both to separate the positions of Chief Executive Officer and Chair and to require the Chair to be independent. Although a majority of shareholders later rejected the 2012 Proposal, the Company's board separated the positions of Chief Executive Officer and Chair beginning in 2012. The 2013 Proposal therefore only called for Mylan's board to adopt a policy requiring the Chair to be independent. Given that these proposals made different demands on the Company, it is both false and misleading to compare the 2012 Proposal with the Proposal. By stating that shareholder support for the Proposal increased from 2012 to 2013, shareholders may be induced on the basis of false and misleading statements to vote in favor of the Proposal even though the baseline comparison is inaccurate. Accordingly, under Rule 14a-9, Mylan should be prohibited from including the Proposal in the proxy materials.

B. *Rule 14a-8(i)(3)—Vague and indefinite so as to be inherently misleading.*

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy materials if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991) (*"Fuqua Industries, Inc."). See Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

i. *The Proposal is excludable because it is subject to multiple interpretations with respect to a mandate that is central to its implementation.*

The language of the Proposal is impermissibly vague and indefinite by failing to clearly and adequately provide: (1) a definition of the term "existing agreements"; (2) a definition of the term "extraordinary circumstances"; (3) what is meant by "departure" and, even assuming one interpretation, failing to explain how a departure should be allowed under "extraordinary circumstances"; and (4) definitions of the terms "independence", "nontrivial", "professional" and "connections". Because of these ambiguities, shareholders will be unable to understand the proposal for which they are voting.

The Staff has permitted the exclusion of proposals that use key terms that are either unclear or subject to multiple interpretations. For example, in *Peoples Energy Corp.* (Nov. 23, 2004, *recon. denied* Dec. 10, 2004) ("*Peoples Energy*"), the Staff concurred in the exclusion of a proposal that used the undefined term "reckless neglect". In *Bank Mutual Corp.* (Jan. 11, 2005) ("*Bank Mutual*"), the Staff concurred in the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the age would be determined when a director attains the age of 72 years. Similarly, in *Bristol-Myers Squibb Co.* (Feb. 19, 2009), the Staff agreed that a proposal was vague and indefinite because it was drafted such that it could be interpreted to require either: (1) a shareholder right to call a special meeting with a prerequisite stock ownership threshold that did not apply to shareholders who were members of "management and/or the board"; or (2) that any "exception or exclusion conditions" applied to shareholders also be applied to "management and/or the board." *See also The Dow Chemical Co.* (Feb. 17, 2009) and *General Electric Co.* (Jan. 26, 2009) (concurring with the exclusion of a proposal similar to that in *Bristol-Myers Squibb Co.* above); *Fuqua Industries, Inc.* (concurring that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal"); *International Business Machines Corp.* (Feb. 2, 2005) (concurring with the exclusion of a proposal regarding compensation as vague and indefinite because the identity of the affected directors and officers was susceptible to multiple interpretations); *Philadelphia Electric Co.* (Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders ... nor the [c]ompany ... would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); and *Capital One Financial Corp.* (Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

(1) The term "existing agreements" is vague and indefinite.

The Proposal calls for the Board to implement the policy "so as not to violate existing agreements" but fails to define the scope of the term "existing agreement". The term "existing agreement" could refer to a range of contractual arrangements, both material and immaterial, and it is therefore unclear exactly what the Proposal is calling for. The Proposal is also silent regarding whether the Board may renew or renegotiate existing agreements or instead would be unable to do so upon implementation of the Proposal. If the Board were to renew an Executive Chairman's contract or renegotiate it, would it then still be an "existing agreement"? That two different shareholders could answer that question—a key feature of the Proposal—in clearly irreconcilable ways renders the Proposal impermissibly vague. Similarly, the answer to that question could impact Board action and strategy, but the necessary effect is left unclear such that a reasonable shareholder would be unable to make an informed decision regarding how the Proposal will affect the Company's current and long-term business plans.

(2) The term "extraordinary circumstances" is vague and indefinite.

In addition, the Proposal states that the relevant independent chair policy "should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair." The Proponent does not offer guidance on how "extraordinary circumstances" should be defined and only provides one example of circumstances or conditions that would qualify as "extraordinary" in this context while failing to give any other guidance on a critical aspect of the Proposal. Shareholders are left to wonder: What qualifies as "extraordinary" under the Proposal? A substantial drop in stock price? A significant business reversal? A major merger or acquisition or other corporate transaction? The loss of a chair to death or disability? A negative economic or market event? In each case, the Proposal also begs the question as to what magnitude of any such event would be considered "extraordinary". As such, shareholders considering their stance on the Proposal would have no way of determining how the Proposal would be applied in practice if it were to be adopted. Even if the Board were to follow the recommendation set out in the Proposal, there can be no assurance that the Proponent or other shareholders would not claim that the circumstances giving rise to any future non-independent chair were not sufficiently "extraordinary". The Board would thus be left without any substantive guidance on how to implement the Proposal.

Similar to the proposals in *Bank Mutual* and *Peoples Energy*, the Proposal's focus on "extraordinary circumstances" is a key term in the Proposal; indeed, it is implicated in a principal section of the Proposal. Because this material term is unclear and subject to multiple interpretations, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B.

(3) The Proposal fails to clearly and adequately provide what is meant by "departure" and, even assuming one interpretation, fails to explain how a departure should be allowed under "extraordinary circumstances".

The Proposal specifies that the Board's policy should allow for "departure under extraordinary circumstances" but fails to clarify what is meant by "departure". Does the Proponent mean that the policy implemented by the Company should provide for departure ***by the Chair*** under extraordinary circumstances or, instead, that the Company should allow for departure ***from its policy*** under extraordinary circumstances? On one hand, a reasonable reading of the former scenario—particularly given the Proponent's example of an unexpected resignation—may be to allow for a non-independent Chair, but only if the then-current independent Chair were to depart under extraordinary circumstances. On the other hand, a reasonable reading of the latter scenario may be to allow for the Company to depart from the policy only under "extraordinary circumstances". This feature of the policy is clearly vital to its application at the Company going forward. Given that reasonable minds can clearly disagree on its meaning, not only would shareholders have a difficult time determining what measures the Proposal requires, but the Company would be forced to interpret that ambiguity in order to implement the Proposal.

Even assuming that the Proponent means a departure ***from the policy*** under extraordinary circumstances, the Proposal still fails to clarify the scope of such departure. As currently drafted, the Proposal does not explain whether, in the event there are "extraordinary circumstances", the Board policy should allow for the permanent appointment of a non-independent chair or whether a non-independent chair may be appointed only for so long as the "extraordinary circumstances" persist or only until another independent director who is willing and able to serve as chair is identified. Shareholders will not know whether they are supporting a policy that will ensure that any board chair will, to the greatest extent possible, be independent, even following "extraordinary circumstances", or whether they are supporting a policy that may allow vacancies in the chairmanship to be filled by non-independent directors. The provision regarding departure from the policy is a basic condition to the Proposal, which as currently drafted is unclear and provides more questions than answers for a reasonable shareholder seeking to cast an informed vote.

(4) The definitions of "independence", "nontrivial", "professional" and "connections" are vague and indefinite.

The Proposal would require that the standard of independence with respect to the chair be set with reference to "nontrivial professional, familial or financial connections" to the Company or its CEO, but does not specifically define what these terms ultimately mean. In *JP Morgan Chase & Co.* (Mar. 5, 2008), the shareholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director according to the standard of independence "set by the Council of Institutional Investors." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fails to disclose to shareholders the definition of 'independent director' that it seeks to have included in the bylaws." *See also WellPoint, Inc.* (Feb. 24, 2012) (permitting omission of proposal asking Board to adopt a policy that the board chairman be independent according to NYSE listing standards, unless listed on another exchange, at which time that exchange's statement of independence should apply); *Exxon Mobil Corp.* (Mar. 21, 2011) (concurring in the exclusion under Rule 14a-8(i)(3) of a shareholder proposal requesting a report based upon the "Global Reporting Initiative"); *Johnson & Johnson* (Feb. 7, 2003) (permitting the omission of a shareholder proposal in reliance on Rule 14a-8(i)(3) requesting the preparation of a report on the company's progress with respect to the "Glass Ceiling Commission's" business recommendations); *Kohl's Corp.* (Mar. 13, 2001) (concurring in the exclusion of a shareholder proposal in reliance on Rule 14a-8-(i)(3) requesting implementation of the "SA8000 Social Accountability Standards").

The Company is listed on the NASDAQ Stock Market ("NASDAQ") and is subject to NASDAQ's corporate governance listing standards. Those standards include Rule 5605(a)(2), which contains several "independence tests" that have specified thresholds with respect to professional, familial and financial connections. For example, a director is not considered independent if the director is a current employee or during the past three years was employed by the Company, or if the director or a family member has accepted specified compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence. The language of the NASDAQ independence standards are, we would submit, clear about the thresholds used that apply to professional, familiar and financial connections but the Proponent is proposing an entirely new standard that relies upon different language. It is therefore impossible to determine what the specific threshold "nontrivial" signifies for any professional, familial or financial connections that a director may have to the Company or its CEO.

The shareholder is left to wonder what "connections" to the Company or its CEO should be considered "nontrivial" and what metric should be used to determine whether such a relationship is "nontrivial". The Proposal may be intended to define director independence with respect to the total dollar amount of transactions, whatever that amount may be, regardless of the effect on either company's results, or it may be intended for the financial connection to be measured against a percentage of the other company's revenues or some other financial metric for an indication of the materiality of the impact on director independence. It may be that the Proposal intends to define independence so that any director who has a spouse or child employed by the Company is determined to have a "nontrivial" connection to the Company, or it may be that the Proposal intends for the Board to define director independence for these purposes as precluding any director who has any family members, however extended or attenuated that relationship (such as in-laws and cousins), employed by the Company from being independent. Perhaps instead it matters more as to the family members' position at the Company, so that a "nontrivial familial" connection may not include a child who is not in a management position, but would include a child who is employed as a senior manager or executive officer. The Proposal is perhaps vaguest with respect to nontrivial "professional" connections, as it is unclear whether this would go so far as to include instances where both the Chair and the CEO belong to the same professional organization or serve on the same board of another entity. These are just a few of a multitude of possibilities that the Company is being asked to interpret for purposes of adopting the resolution and that shareholders must be able to evaluate in order to make informed voting decisions.

3. **Conclusion**

Based on the foregoing, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from Mylan's 2014 Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that Mylan may omit the Proposal from its 2014 Proxy Materials, please contact me at (212) 474-1434. I would appreciate your sending your response via e-mail to me at KDrexler@cravath.com as well as to Mylan, attention of Joseph F. Haggerty, Chief Legal Officer and Corporate Secretary at joseph.haggerty@mylan.com.

Very truly yours,

/s/ Kimberley S. Drexler
Kimberley S. Drexler

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copies w/encl. to:

Millicent Budhai
Director of Corporate Governance
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Joseph F. Haggerty
Chief Legal Officer and Corporate Secretary
Mylan Inc.
1000 Mylan Boulevard
Canonsburg, PA 15317

Exhibit A:

Proposal for Mylan's 2014 Annual Meeting and Related Correspondence



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

December 4, 2013

Mr. Joseph F. Haggerty
Corporate Secretary
Mylan, Inc.
1500 Corporate Drive
Canonsburg, PA 15317

Dear Mr. Haggerty:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Mylan, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2536 or by e-mail at mbudha@comptroller.nyc.gov.

Sincerely,



Millicent Budhai
Director of Corporate Governance

Enclosures

INDEPENDENT BOARD CHAIR

RESOLVED: Shareholders of Mylan, Inc. request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the corporation or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

SUPPORTING STATEMENT

At present, the Company has an executive chairman of the board who is the former CEO of the company. The board is obligated to exercise independent oversight of the CEO and management and to protect the interests of shareholders. As Executive Chairman, Mr. Coury is expected to have a close working relationship with senior executives, many of whom he hired as part of his management team while CEO, which can compromise his independence and objectivity.

Keeping a former CEO on the board may delay the maximization of shareholder value and negatively impact corporate performance (see The Conference Board. "Retaining Former CEOs on the Board," and Quigley and Hambrick, "When the Former CEO Stays on as Board Chair"). The presence of former CEOs, who tend to remain significantly involved in running the company, makes it difficult for a new CEO to review and change past strategies. With former CEOs remaining on the board for an average of five years, this can cause a significant delay in maximizing shareholder value.

We believe an independent board leadership structure is in the best interest of shareholders and the company to avoid potential conflicts and maximize shareholder value. If the board believes the company's former CEO can contribute valuable skills and experience necessary for a transition period, it can retain him as a consultant. Additionally, the company continues to receive significant vote against say on pay – a strong indication that independent oversight is needed.

Board leadership structure in the U.S. is slowly trending towards an independent chairperson. Twenty-one percent of S&P 500 companies now have an independent chair compared to 9% in 2003 (Spencer Stuart Board Index). Approximately 73% of directors on boards with an independent chairperson believe that their companies benefited from the split (Survey, 2008 Public US National Association of Corporate Directors) and more that 88% of senior financial executives believe the positions should be separated (Grant Thornton, 2009 Survey).

Despite these strides, the U.S. lags the rest of the world in adopting this best practice. Companies with independent board chairs comprise 76% of FTSE 100 index in the United Kingdom, 55% of the Toronto Stock Exchange 60, and 50% for German DAX 30 index, according to findings by Deloitte (Board Leadership: A Global Perspective, 2011).

The proposal received a strong 41% support last year, up from 35% in 2012. We urge shareholders to vote for the proposal.



BNY MELLON

October 31, 2013

To Whom It May Concern

Re:Mylan Inc. **Cusip#: 628530107**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 4, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 373,126 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

October 31, 2013

To Whom It May Concern

Re:Mylan Inc. **Cusip#: 628530107**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 4, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 123,441 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 31, 2013

To Whom It May Concern

Re:Mylan Inc. **Cusip#: 628530107**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 4, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 297,139 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 31, 2013

To Whom It May Concern

Re:Mylan Inc. **Cusip#: 628530107**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 4, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 273,934 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

October 31, 2013

To Whom It May Concern

Re: Mylan Inc. **Cusip #: 628530107**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 4, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 82,283 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de LaFayette, 6th Floor
Boston, MA 021111

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

December 4, 2013

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: MYLAN INC

Cusip: 628530107

Shares: 82,876

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de LaFayette, 6th Floor
Boston, MA 021111

Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

December 4, 2013

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: MYLAN INC

Cusip: 628530107

Shares: 75,820

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de LaFayette, 6th Floor
Boston, MA 021111

Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

December 4, 2013

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: MYLAN INC

Cusip: 628530107

Shares: 461,432

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de LaFayette, 6th Floor
Boston, MA 021111

Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

December 4, 2013

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: MYLAN INC

Cusip: 628530107

Shares: 250,035

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de LaFayette 6th Floor
Boston, MA 021111

Telephone: (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

December 4, 2013

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: MYLAN INC

Cusip: 628530107

Shares: 438,166

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

Exhibit B:

Shareholder Proposal from Mylan's 2012 Annual Meeting

ITEM 6—SHAREHOLDER PROPOSAL—ADOPTION OF A POLICY THAT WOULD SEPARATE THE POSITIONS OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The City of New York Office of the Comptroller, 1 Centre Street, New York, NY 10007-2341, a beneficial holder of 459,151 shares of Mylan common stock, has given notice of its intention to introduce the following resolution at the Annual Meeting:

Whereas: The Board of Directors of a company is meant to be an independent body, elected by, and accountable to, shareholders;

Whereas: The Board of Directors is charged by law with the duty, authority, and responsibility to formulate and direct corporate policies that serve the interests of the shareholders;

Whereas: The Chair of the Board of Directors is charged with overseeing the Board, with a central role in the Board's selection, independent oversight, and evaluation of the company's chief executive officer (CEO);

Whereas: In order to avoid conflicts-of-interest, and to ensure the independent oversight of the CEO, the Chair of the Board of Directors should not be a current or former employee of the company;

RESOLVED: Shareholders request that the Board of Directors adopt a policy to separate the positions of Chair of the Board of Directors and CEO, and that the Chair of the Board of Directors shall be an independent director, who is not a former or current employee of the company. The policy should allow for departure under extraordinary circumstances, such as the unexpected resignation of the Chair.

Exhibit C:

Shareholder Proposal from Mylan's 2013 Annual Meeting

Table of Contents

Item 4—Shareholder Proposal—Adoption of Mandatory Policy Requiring an Independent Chairman of the Board

The City of New York Office of the Comptroller, 1 Centre Street, New York, NY 10007-2341, a beneficial holder of 454,066 shares of Mylan Common Stock, has given notice of its intention to introduce the following resolution at the Annual Meeting:

RESOLVED: Shareholders of Mylan, Inc. request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent Director who is not a current or former employee of the Company, and whose only nontrivial professional, familial or financial connection to the corporation or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.